Invest in The Block Distilling Co.

A craft distillery making #everydamndrop in house.


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THEBLOCKDISTILLINGCO.COM DENVER CO

Entertainment | Retail | Alcohol | Distillery | Female Founder

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Why you may want to invest in us...

1. Raised $1.5M from angel investors.
2. Grew 40% from year 1 to 2. Grew 18% year 2 to 3 (even through the pandemic).
3. Up to 6x production scale-up pending success of this round
4. Sold 120,000 drinks and 8,000 bottles in house since opening
5. $1.85M in cumulative sales since opening.
6. Run by 2 engineers and a licensed professional counselor.

Why investors ❤ us

WE'VE RAISED $2,876,940 SINCE OUR FOUNDING



When we initially chose to invest in The Block Distilling Co. it was based on a feeling that this talented team was poised to take advantage of a high demand for craft spirits and leverage their prime real estate location in the rapidly growing market of Denver, CO. Fast forward to today and our decision to re-invest in The Block feels like a no-brainer. The product is excellent and has accolades to back it up. The branding is powerful, has meaning (The Block Building) and is uniquely aesthetically pleasing. The location (tasting room) is more desirable than ever and has garnered a loyal customer base in the rapidly growing RiNo district of Denver.

The team running the show at The Block Distilling Co., compromised of Kraig, Kameron and Michelle is a perfect blend of creativity, intelligence, business savvy, passion and the entrepreneur spirit. This team has built an impressive foundation for continued growth, posting 40% growth in years 1-2 and 18% in year 3 during a pandemic. Investing in The Block will allow the distillery to 6x production, leverage their solid foundation and take advantage of a thirsty market for craft spirits that stand out above the rest. The Block has the product, the vision and the brand, they are ready to scale and meet the demand.

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Aaron Berg

LEAD INVESTOR | INVESTING $175,000 THIS ROUND

We love you guys and look forward to the years ahead!!

Joe Romeo

I've known Kameron for several years, and have met Kraig a number of times over that. These brothers have soon such immense drive and love in their craft. From engineers to full time distillers, you can see every ounce of effort they put into their product. When I fly out to Denver, I always make a stop at The Block Distilling Co to support my friends, and to support their vision of quality spirits. It's well worth the trip every single time! They're passionate and fully dedicated. I have yet to have a beverage I didn't like from them. When I was back in college with Kameron, you could tell his interest was in craftsmanship around excellent drinks. You could tell it was his calling. He is an excellent developer but an even better distiller. It was a great moment to see him put aside his job to take on his passion, and to do it so swimmingly. He, Kraig and Michelle have poured so much time and soul into this, and it shows every step of the way. They have calculated everything from their location, to their furniture and environment. They adapted through the pandemic. They have dreams for their distillery and it shows. But beyond that, they have perfected their artistic vision around their beverages. I can't wait to see what 2021 and beyond brings for these fine people.

Andrew SUTER-MORRIS

Work In Progress. Software Engineer by day

SEE MORE

Our team



Kraig Weaver

founder & distiller (The Dreamer)

Has an BS in engineering from Colorado School of Mines. Worked in industry for 5 years before founding and running a custom metal and woodwork design and fabrication company. Designed and built breweries, coffee shops, and The Block's tasting room.



Michelle Weaver

founder & organizer (The Bookie)

Has a BA in psychology and a master's in clinical counseling. Worked in behavioral health for 10 years becoming a supervisor in charge of 30 employees and then a director in charge of all the supervisors. She keeps The Block on track and organized.



Kameron Weaver

founder & distiller (The Smarty Pants)

Has a BS in computer science from the Colorado School of Mines. Worked for Gates Corporation for 3 years. Created an automation interface touchscreen to control the temperatures and agitator speed/rotation for our fermenters from scratch.

In the news



The Block Distilling Co. Cements Itself into Denver's Liquor Foundation

In March 2020, The Block Distilling Co. released its second iteration of the Four Grain whiskey. In the piece of 2020 that followed, the relatively young distillery - opened in December of 2017 - has continued to

July 29, 2020 @ 303magazine.com



A look at what's behind The Block Distilling's rapid growth - Denver Business Journal

Kraig Weaver kicked around the idea of leaving the corporate world and launching a distillery for years with his spouse and his brother Kameron but didn't advance beyond the "practical application" of making spirits

March 2, 2020 @ bizjournals.com

5280

Block Distilling Co. Expands, Releases Its First Whiskey

Eat and Drink The burgeoning RiNo spirit maker just released a two-year-aged, straight four-grain whiskey. * Some of the most gorgeous spirit bottles in Denver come from RiNo's two-year-old the Block

December 20, 2019 @ 5280.com

Westword

There's a New Whiskey on the Block

I Support Local Community Journalism Kraig Weaver started building the Block Distilling Co. at 2990 Larimer Street four years ago, and it was part of his plan to make whiskey even back then. The Block officially

December 13, 2019 @ westword.com

Downloads

- The Block Product List 2.pdf
- Pitch Deck - Jan 2021 - 2.pdf

The Block makes every damn drop in house.

You want to know where your spirit came from. Drinking The Block means it was made from small batch grains from family farms and distilled in a family run operation that makes quality the paramount goal. When you invest in The Block you're investing in a company that is growing even through the pandemic, has the equipment in place to scale by 600%*, has previously raised over $1.5M in funding, and has just increased operational square footage to make sure there is room to grow.

*While The Block has ambitious goals for 2021 & beyond, these are projections & cannot be guaranteed.


DENVER COLORADO
THE BLOCK DISTILLING CO.
VODKA

WHY DO WE DO THIS?

A good drink can be a beautiful end to a hard day. A good drink is the bonding facilitator between you and a new friend. You sit down at the bar, order your favorite, completely content in the solitude of your stool. A stranger from a background 180 degrees from yours sits down next to you. They order their go-to and in that moment there is a similarity, a mutual respect, a common ground that wouldn't have surfaced without that bar, those stools, and those drinks. That is why we do this. To create spirits that help find that space of relation and the possibility of connection. Watching the enjoyment after that first sip from a dram of our Four Grain Straight Whiskey or the wonder after tasting an experimental cocktail featuring our citrus rich Summer Gin, that is why we do this.





The SPIRITS.

The Block makes every spirit from start to finish in house. We like to honor tradition while still pushing innovation. This means most of our spirits have small twists that make them unique to us. This could be our seasonal gins, each of them having a botanical recipe that creates flavor expressions representative of their season; citrus forward Summer Gin, floral Spring Gin, or spice rich Autumn Gin. It could be our Four Grain Straight Whiskey that features an oat heavy grain bill which gives it a beautiful earthy, creaminess. Batch No. 1 of our Four Grain Straight Whiskey received a silver medal from the San Francisco World Spirits Competition. SFWSC is one of the most respected competitions due to their strict processes of judgement which include 4 days of blind tastings before moving to the next round which then includes branding and price point as factors. A silver medal holds the description of, "Outstanding spirits that show refinement, finesse, and complexity; these winners are among the best examples of their categories."


SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 20
SILVER
DENVER COLORADO
BATCH NO. 1
distillery: THE BLOCK DISTILLING CO.
name: FOUR GRAIN
spirit: STRAIGHT WHISKEY
aging: 2 YEAR MINIMUM
barrels: 36mo SEASON | 3 CHAR | TOASTED HEADS
grain: OAT, WHEAT, RYE, MALTED BARLEY
yeast: AMERICAN ALE
ferm: OPEN TOP
technique: SINGLE RUN 4-PLATE COLUMN
alcohol: 47.5% ABV | 95 PROOF
size: 750ml
bottle no.: 002 of 700
distillers: KRAIG WEAVER & KAMERON WEAVER

The FARM. The BARRELS

We get admittedly nerdy and particular about our processes, ingredients, flavors, aesthetic...but the little things add up. In relation to spirits your palate is already shocked by the alcohol, so any available flavor in the spirit has to be delicious. To make that delicious flavor you have to start with great ingredients. The Block has the unique opportunity to work directly with a family farm in Missouri. They have set aside acreage for only The Block grain. When the full expansion becomes operable we will have a full square mile (720 acres) dedicated to our grain. We work with them on seed and variety selection, crop techniques, and storage. This gives The Block another knob to play with and one that is very unusual for distilleries of our size. It gets us as close as possible to the ingredients that we use every day.


Tractor Life



Once you have taken those ingredients and made it into a spirit it needs to go into oak for its' final step of flavor accumulation. For oak, we work exclusively with Canton Cooperage. They started by making American oak wine casks. Wine casks are typically of much higher quality than whiskey barrels, that is until Canton came along. Their spirit barrels use the same techniques and quality markers as the top shelf wine barrels do. The result is the breakdown of tannins that cause astringency in the spirit and flavors completely unique to their oak. This means smoother and richer whiskies that don't just taste like a vanilla bomb. This partnership has extended to Canton storing extra barrels in our warehouse as a Colorado base. Who you know is a big part of small business. Creating a relationship with our suppliers and other businesses in the industry means we have a support system around The Block.





The TEAM.

The founders of The Block are Kraig, Kameron, and Michelle Weaver. Kraig and Kameron are brothers. Kraig and Michelle are married. Kraig has a degree in engineering, Kameron in computer science, and Michelle in clinical psychology. The 3 of us have very different strengths from different backgrounds. Knowing those differences allows us to split up tasks and efficiently work through problems together. Michelle's experience in staffing and budgeting combined with her focus on organization keeps us on top of the financial

side and in good standing with suppliers and regulatory agencies. Kameron's natural strength for numbers and nerdy detail mean operational efficiency and progression is ever evolving as he learns more. Kraig's an engineer that also loves art, design, and photography; this keeps the branding, social media, and story of The Block refined and fresh.



The INDUSTRY

Craft spirits sales have seen a 25% growth rate since 2010. The spirits category (versus beer, wine and cider) has grown 2.8% since 2010. So not only is the spirits category growing, craft is taking more and more market share of the category.

There have also been an increasing number of acquisitions and mergers in the industry. Many of the acquisitions involve private companies and thus the agreements are unknown. High West was purchased for $160M in 2016. Minority stake agreements are becoming more common as well. Rabbit Hole, Westward, Whistlepig, and Woodinville have all struck strategic agreements with large players such as Diageo and Moet Hennessy since 2017. These are stories of large companies providing capital and expertise while letting the craft brands continue to control their story and production.


U.S. Spirits Sales by Volume & Value (Craft vs Non-Craft), 2010-2022f
'000,000s of nine-liter cases
300
250
200
150
100
50
0
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2010 2011 2012 2013 2014 2015 2016 2017 2018f 2019f 2020f 2021f 2022f
Total U.S. Non-Craft
Total U.S. Craft
% Craft Share
Source: The IWSR, TTB, © Craft Spirits Data Project (ACSA, the IWSR, Park Street) 2018 surveys and analysis.

The TASTING ROOM.

Colorado's regulations around the sale and distribution of alcohol are the most progressive in the nation. The Block is allowed to manufacture, wholesale, and retail the spirits out of the same location. So we located ourselves in the fastest growing neighborhood in Denver, RiNo (River North Art District). RiNo holds an annual street art festival, has a farmer's market throughout the summer, is home to 14 breweries, 2 wineries, 2 distilleries, and a cidery, plus a multitude of amazing restaurants and creative small businesses. Customers can come in to our tasting room, enjoy an experimental cocktail featuring one of The Block spirits and purchase a bottle, or 6, to take home. In house sales are the highest margin sales stream and thus we focused on maximizing that stream first. The foot traffic through the neighborhood also helps diminish the need for advertising. Currently tasting room makes up 80-90% of our sales.





The Block is also allowed self distribution in the state. We sell directly to liquor stores, restaurants, and bars without the need for a distributor which maximizes the margin of this revenue stream. Wholesale is a large growth opportunity and will be a focus with the current fund raise and growth of production volume.



Yearly Tasting Room & Wholesale Sales by Month
140000
120000
100000
80000
60000
40000
20000
0
18 19 20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
tasting room
wholesale

The GROWTH.

From 2018 to 2019 The Block experienced 39% growth. The first quarter of 2020 we were on track for 50-60% growth. With the pandemic our tasting room was shut down besides bottle sales for 3 months. We are currently reopen under strict regulations. We worked with other businesses on our block and were able to shut down the street for additional seating with street patios. We also have released two batches of whiskey during the pandemic and added 3 different cocktails to-go. With this pivot 4 of our 5 biggest months were within the pandemic. We finished 2020 at 18% growth.

Demand says it is time to grow but we are currently at our production limit. So...time to add more equipment.



Cumulative Gross Sales by Month
900000
800000
700000
600000
500000
400000
300000
200000
100000
0
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2018
2019
2020

The EXPANSION*

The EXPANSION

Our original lease encompassed 2400sf with 1000sf being the tasting room. We knew early on that we would need to grow. So in two steps we added an additional 2200sf and then another 4000sf adjoining the original space. The Block is now the single tenant of our building in RiNo with just under 10,000sf. Right after that we found a post about a distillery in South Carolina that was expanding but buying all new equipment and selling their current lot. The price was great and the timing was good with having just added space, so we went for it. The 3 of us flew out, dissembled, packed and shipped 2 more stills, 10 more fermenters, another mash tun and a slew of other equipment. All in, it is enough to 6x our current production. However, this isn't plug and play. So our architects went to work designing and permitting the space. The permits have been approved and a general contractor has been hired.



Now we just need to raise funds to pay for the construction. That's where you come in. This money will help us get the stills online and get the booze flowing. This growth will get The Block to a level of profitability for sustained growth for years to come.

This expansion* will include:

- Forming a sales team to crush the Colorado wholesale market.

- Laying down 6x as many whiskey and bourbon barrels for a minimum of two years of aging.

- Working with suppliers of grain, botanicals, glass, labels, etc. for an estimated COGS (cost of goods sold) reduction of +25%.

- Setting up permanent labeling, bottling, and packaging areas.

- Setting up permanent grain storage and weighing areas for the increased usage.

note that the exact expansion timeline, results, and these projections cannot be guaranteed.



Projected Gross Sales
*note forward looking projections cannot be guaranteed
$4,500,000.00
$4,000,000.00
$3,500,000.00
$3,000,000.00
$2,500,000.00
$2,000,000.00
$1,500,000.00
$1,000,000.00
$500,000.00
$-
2018
2019
2020
2021
2022
2023
2024
2025

The far FUTURE.

What happens after this expansion? We have our sights big. Under our Colorado license we are allowed a second tasting room. We also have a farmer that would love to work with us further. Farm distillery, rick house, b&b, onsite restaurant? Learn more about that idea in our Pitch Deck in the downloadable documents.

Investor Q&A

+ EXPAND ALL

What does your company do?

The Block Distilling Co. is a craft distillery in Denver, CO that makes all of our spirits in house. We make seasonal gin, whiskey, bourbon, vodka, liqueurs, and brandies. We run an onsite tasting room where we sell craft cocktails and bottles. We also self distribute our spirits to Colorado bars, restaurants, and liquor stores.

Where will your company be in 5 years?

The increase in production (6x) from this raise will allow us to drive a growth of our wholesale side. We are allowed self distribution in Colorado so we will build a sales team to focus on getting The Block in 300+ accounts around the state. After that we will begin discussions with a distributor to take us into multiple states. Year 3-5 we will be focused on the next goal of adding an additional distillery and tasting room in the foothills of Colorado. These projections cannot be guaranteed.

Why did you choose this idea?

Distillation is this beautiful balance of science, art, culinary, and chemistry. Getting nerdy into the details of the operation lets us control the flavor profiles of the spirit. Seeing that spirit go into bottles and then watching our patrons enjoy that drink with each other is the greatest reward we could ask for. Bonding over a good drink.

How far along are you? What's your biggest obstacle?

The Block was founded in 2015 with operations beginning in late 2017. We have been open for almost 3 years. We have seen significant growth year to year and want to take the big step now of adding additional equipment to significantly increase production. This fund raise is for the capital for buildout of getting the new equipment online. The space for the new equipment is adjoining to the original equipment, the new stills, fermenters, boiler, etc. are already in place, the plans are drawn up and we have permits for construction with the General Contractor already lined up as well (most of the subcontractors are the same from the first time). Our biggest obstacle is the capital for construction.

Who competes with you? What do you understand that they don't?

The market for craft spirits is consistently growing. More distillers open every year however the craft share of the market continues to grow as well. The Block understands that we are not a volume based company. We make premium products. We have put our time and focus in creating the highest quality spirit possible and then putting that spirit into stunning packaging. We understand that many people buy based on aesthetic. Our goal is to further wow them when they open that bottle and taste what is inside. Finally, we understand that social media strategy is essential to the growth of small brands and continue to work with photographers and copywriters to create new content.

How will you make money?

In general we make money from in house cocktail and bottle sales and distribution of bottles to liquor stores, bars, and restaurants. We will be using the money raised to expand the production of our spirits which will lower our cost of goods sold by an estimated 25-30%. The increase in production will be used to distribute the spirits to a larger portion of the state's liquor stores, bars, and restaurants which will also result in increased visibility for the brand. Denver is visited by a large portion of the state's rural residents for vacations, business trips, etc. so the visibility in their home town store will then help persuade them to visit our brick and mortar while they are in town.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk would be a change in market demand away from premium spirits which seems unlikely under the current consumer trends. However, in that event this expansion

of production and decrease in cost per bottle would give us a good chance of surviving that market shift. The next would be over saturation of the craft distillers. Trends say that we are early in the growth of craft distilleries; approximately 10 years behind craft breweries which are just now starting to level off. That trend combined with the increased production capacity will increase The Block's stability and staying power.

How does profit sharing work?

As an interest holder in The Block Distilling Co. you will also receive profit sharing (also written as Operating Proceeds). As the company grows and becomes profitable it will begin to distribute a portion of the profits to preferred interest holders on an annual basis. As The Block's efficiency and margins get larger the profit distribution to investors will grow as well. There is an example of a distribution timeline in the Pitch Deck in the downloadable documents.

*note that profit sharing is forward looking and cannot be guaranteed.